SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                              QS COMMUNICATIONS AG
                              ____________________
                                (Name of Issuer)

                 Common Stock, Euro 1.00 Nominal Value Per Share
                 _______________________________________________
                         (Title of Class of Securities)

                                     74727G
                                 ______________
                                 (CUSIP Number)

                             Edward D. Sopher, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 74 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 2 of 74 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                         BAKER COMMUNICATIONS FUND, L.P.

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only 4 Source of Funds*

                  WC

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

          Delaware
         Number of             7            Sole Voting Power
           Shares                                  27,651,760
        Beneficially
          Owned By             8            Shared Voting Power
            Each                                   10,230,246
         Reporting
           Person              9            Sole Dispositive Power
            With                                   27,651,760

                               10           Shared Dispositive Power
                                                   10,230,246


11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   37,882,006

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13   Percent of Class Represented By Amount in Row (11)

                                     37.16%

14   Type of Reporting Person*
                              PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 3 of 74 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                           BAKER CAPITAL PARTNERS, LLC

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only 4 Source of Funds*

                  AF

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

          Delaware
         Number of             7             Sole Voting Power
           Shares                                       0
        Beneficially
          Owned By             8             Shared Voting Power
            Each                                    37,882,006
         Reporting
           Person              9             Sole Dispositive Power
            With                                        0

                               10            Shared Dispositive Power
                                                    37,882,006

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   37,882,006

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13   Percent of Class Represented By Amount in Row (11)

                                     37.16%

14   Type of Reporting Person*
                               OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 4 of 74 Pages





1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                           BAKER QSC COINVESTORS, L.P.

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only 4 Source of Funds*

                  WC

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

          Delaware
         Number of             7        Sole Voting Power
           Shares                               10,230,246
        Beneficially
          Owned By             8        Shared Voting Power
            Each                                    0
         Reporting
           Person              9        Sole Dispositive Power
            With                                10,230,246

                               10       Shared Dispositive Power
                                                    0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,230,246

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13   Percent of Class Represented By Amount in Row (11)

                  10.03%

14   Type of Reporting Person*
                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 5 of 74 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                           BAKER QSC COINVESTORS, LLC

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only

4    Source of Funds*

                  AF

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

          Delaware
         Number of             7          Sole Voting Power
           Shares                                    0
        Beneficially
          Owned By             8          Shared Voting Power
            Each                                 10,230,246
         Reporting
           Person              9          Sole Dispositive Power
            With                                     0

                               10         Shared Dispositive Power
                                                 10,230,246

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,230,246

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13   Percent of Class Represented By Amount in Row (11)

                                     10.03%

14   Type of Reporting Person*
                         OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 6 of 74 Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                                  JOHN C. BAKER

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only 4 Source of Funds*

                  AF

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

           Delaware
         Number of             7           Sole Voting Power
           Shares                                   9,130
        Beneficially
          Owned By             8           Shared Voting Power
            Each                                  41,085,197
         Reporting
           Person              9           Sole Dispositive Power
            With                                    9,130

                               10          Shared Dispositive Power
                                                  41,085,197

 11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   41,094,327

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13   Percent of Class Represented By Amount in Row (11)

                                     40.30%

14   Type of Reporting Person*
                                   IN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 74727G                                              Page 7 of 74 Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                  ASHLEY LEEDS

2    Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [x]

3    SEC Use Only 4 Source of Funds*

                  AF

5    Check Box If Disclosure of Legal  Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                           [  ]

6    Citizenship or Place of Organization

        United States
         Number of             7           Sole Voting Power
           Shares                                   9,130
        Beneficially
          Owned By             8           Shared Voting Power
            Each                                  41,085,197
         Reporting
           Person              9           Sole Dispositive Power
            With                                    9,130

                               10          Shared Dispositive Power
                                                  41,085,197

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   41,094,327

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13   Percent of Class Represented By Amount in Row (11)

                                     40.30%

14   Type of Reporting Person*
                                    IN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 74 Pages




         This Statement on Schedule 13D relates to shares of Common Stock,  Euro
1.00 nominal value per share (the "Shares"), of QS Communications AG (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

Item 1.           Security and Issuer.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is Mathias-Bruggen Strasse 55, 50829 Cologne, Germany.

Item 2.           Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)      Baker Communications Fund, L.P. ("Baker Fund");

          ii)     Baker Capital Partners, LLC ("Baker Partners");

          iii)    Baker QSC Coinvestors, L.P. ("Baker Coinvestors, L.P.");

          iv)     Baker QSC Coinvestors, LLC ("Baker Coinvestors, LLC");

          v)      Mr. John C. Baker ("Mr. Baker"); and

          vi)     Ms. Ashley Leeds ("Ms. Leeds").

         This Statement relates to the Shares held for the accounts of certain limited partnerships of which the general partner is managed by Mr. Baker and Ms. Leeds (the "Limited Partnerships"), Baker Coinvestors, L.P., Baker Fund, Mr. Baker and Ms. Leeds.

         Baker Coinvestors, L.P. is a Delaware limited partnership with its principal address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Coinvestors, L.P. is investment in securities.

         Baker Coinvestors, LLC is a Delaware limited liability company with its principal address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Coinvestors, LLC is to serve as the sole general partner of Baker Coinvestors, L.P. As such, Baker Coinvestors, LLC, is vested with investment discretion over the Shares held for the account of Baker Coinvestors, L.P. As a result, Baker Coinvestors, LLC may be deemed the beneficial owner of the Shares held for the account of Baker Coinvestors, L.P.

         Baker Fund is a Delaware limited partnership with its principal address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Fund is investment in securities. Baker Fund is the managing member of Baker Coinvestors, LLC, the general partner of Baker Coinvestors, L.P., and, as such, is vested with investment discretion over the Shares held for the account of Baker Coinvestors, L.P. As a result, Baker Fund may be deemed the beneficial owner of the Shares held for the account of Baker Coinvestors, L.P.

         Baker Partners is a Delaware limited liability company with its principal address at 540 Madison Avenue, New York, NY 10022. The principal business of Baker Partners is to serve as the sole general partner of Baker Fund. As such, Baker Partners is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. As a result, Baker Partners may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. Current information concerning the managers of Baker Partners is set forth in Annex A hereto.

                                                              Page 9 of 74 Pages


         Mr. Baker is a citizen of the United States. The principal occupation of Mr. Baker is serving as a manager of Baker Partners, which is carried out at Baker Partners' principal address. Mr. Baker, as a manager of Baker Partners, is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. As a result, Mr. Baker may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. Mr. Baker also serves as a manager of the general partner of the Limited Partnerships and, as such, is vested with investment discretion over the Shares held for the accounts of the Limited Partnerships. As a result, Mr. Baker may be deemed the beneficial owner of the Shares held for the accounts of the Limited Partnerships.

         Ms. Leeds is a citizen of the United States. The principal occupation of Ms. Leeds is serving as a manager of Baker Partners, which is carried out at Baker Partners' principal address. Ms. Leeds, as a manager of Baker Partners, is vested with investment discretion over the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. As a result, Ms. Leeds may be deemed the beneficial owner of the Shares held for the accounts of Baker Fund and Baker Coinvestors, L.P. Ms. Leeds also serves as a manager of the general partner of the Limited Partnerships and, as such, is vested with investment discretion over the Shares held for the accounts of the Limited Partnerships. As a result, Ms. Leeds may be deemed the beneficial owner of the Shares held for the accounts of the Limited Partnerships.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

         The Limited Partnerships expended an aggregate of approximately Euro 41,641,333.8 of their working capital to purchase the securities reported herein as being acquired in the last 60 days.

         The securities held for the accounts of the Limited Partnerships, Baker Coinvestors, L.P., Baker Fund, Mr. Baker and Ms. Leeds, may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

         All of the securities reported herein as having been acquired for the accounts of the Limited Partnerships, Baker Coinvestors, L.P., Baker Fund, Mr. Baker and Ms. Leeds were acquired for investment purposes. Except as set forth below, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         As members of the Supervisory Board of the Issuer, Mr. Baker and Ms. Leeds may have influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors or take other actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                                                             Page 10 of 74 Pages


                  (a) (i) Each of Baker Coinvestors, L.P. and Baker Coinvestors, LLC may be deemed the beneficial owner of the 10,230,246 Shares held by Baker Coinvestors, L.P. (approximately 10.03% of the total number of Shares outstanding).

                       (ii) Each of Baker Fund and Baker Partners may be deemed the beneficial owner of 37,882,006 Shares (approximately 37.16% of the total number of Shares outstanding). This number consists of (1) 27,651,760 Shares held for the account of Baker Fund and (2) 10,230,246 Shares held for the account of Baker Coinvestors, L.P.

                       (iii) Mr. Baker may be deemed the beneficial owner of 41,094,327 Shares (approximately 40.30% of the total number of Shares outstanding assuming the conversion of convertible bonds held for the account of Mr. Baker). This number consists of (1) 27,651,760 Shares held for the account of Baker Fund, (2) 9,130 Shares issuable upon conversion by Mr. Baker of convertible bonds currently held for his account, (3) 10,230,246 Shares held for the account of Baker Coinvestors, L.P. and (4) 3,203,191 Shares held for the accounts of the Limited Partnerships.

                       (iv) Ms. Leeds may be deemed the beneficial owner of 41,094,327 Shares (approximately 40.30% of the total number of Shares outstanding assuming the conversion of convertible bonds held for the account of Ms. Leeds). This number consists of (1) 27,651,760 Shares held for the account of Baker Fund, (2) 9,130 Shares issuable upon conversion by Ms. Leeds of convertible bonds currently held for her account, (3) 10,230,246 Shares held for the account of Baker Coinvestors, L.P. and (4) 3,203,191 Shares held for the accounts of the Limited Partnerships.


                  (b)  (i)      Mr.  Baker may be  deemed to have sole  power to
direct the voting and disposition of the 9,130 Shares issuable upon conversion by Mr. Baker of the convertible bonds currently held for his account.

                       (ii) Ms. Leeds may be deemed to have sole power to direct the voting and disposition of the 9,130 Shares issuable upon conversion by Ms. Leeds of the convertible bonds currently held for her account.

                       (iii) Baker Fund may be deemed to have sole power to direct the voting and disposition of the 27,651,760 Shares held by Baker Fund.

                       (iv) Each of Baker Partners, Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 27,651,760 Shares held by Baker Fund.

                       (v) Baker Coinvestors, L.P. may be deemed to have sole power to direct the voting and disposition of the 10,230,256 Shares held by Baker Coinvestors, L.P.

                       (vi) Each of Baker Coinvestors, LLC, Baker Fund Baker Partners, Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 10,230,246 Shares held by Baker Coinvestors, L.P.

                       (vii) Each of Mr. Baker and Ms. Leeds may be deemed to have shared power to direct the voting and disposition of the 3,203,191 Shares held by the Limited Partnerships.

                  (c) Except for the transactions listed on Annex B hereto and for the issuance of convertible bonds to Mr. Baker and Ms. Leeds as described herein, there have been no transactions effected with respect to the Shares since February 27, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) Mr. Baker has the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer issuable upon conversion by Mr. Baker of convertible bonds currently held for his account.

                                                             Page 11 of 74 Pages


                       (ii) Ms. Leeds has the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer issuable upon conversion by Ms. Leeds of convertible bonds currently held for her account.

                       (iii) The partners of Baker Fund have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Fund in accordance with their partnership interests in Baker Fund.

                       (iv) The partners of Baker Coinvestors, L.P. have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the account of Baker Coinvestors, L.P. in accordance with their partnership interests in Baker Coinvestors, L.P.

                       (v) The partners of the Limited Partnerships have the right to participate in the receipt of dividends from or proceeds from the sale of securities of the Issuer, including the Shares, held for the accounts of the Limited Partnerships in accordance with their partnership interests in the Limited Partnerships.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with an underwritten public offering of Shares of the Issuer, certain Reporting Persons entered various lock-up agreements. On April 16, 2000, each of Baker Coinvestors, L.P., Baker Fund and Mr. Baker entered into a lock-up agreement, the form of which is attached hereto as Exhibit C. The signatories to this form of lock-up agreement agreed not to offer or sell any Shares publicly or in any other way, directly or indirectly, or to take any other actions which could be regarded as equal to an offering for a period of six months from the date of the listing of the Shares on the "Neuer Markt." On April 14, 2000, each of Baker Fund and one of the Limited Partnerships entered into a lock-up agreement with Morgan Stanley & Co. International Limited ("Morgan Stanley"), the form of which is attached hereto as Exhibit D. The signatories to this form of lock-up agreement indicated that they intended to exercise their respective pre-emptive rights in the Issuer's initial public offering and agreed, among other things, not to offer, pledge, sell, lend or otherwise dispose of any Shares purchased in the initial public offering for a period of 180 days after the date of the final prospectus. On April 18, 2000, Mr. Baker entered into a lock-up agreement with Morgan Stanley and the other underwriters, the form of which is attached hereto as Exhibit E. Mr. Baker agreed, among other things and with certain limitations, not to offer, pledge, sell, lend or otherwise dispose of any Shares for a period of 180 days after the date of the final prospectus without the prior written consent of Morgan Stanley acting on behalf of the other underwriters.

         The foregoing descriptions of the lock-up agreements do not purport to be complete and are qualified in their entirety by reference to the lock-up agreements, which are incorporated herein by reference as Exhibits C, D and E to this Statement.

         On April 19, 2000, Baker Fund entered into an Overseas Securities Lender's Agreement with Morgan Stanley attached hereto as Exhibit F. Pursuant to a borrowing request that may be made under this Overseas Securities Lender's Agreement, Baker Fund agreed to loan Morgan Stanley up to 3,030,000 Shares, which Shares or identical securities would be returned to Baker Fund no later than May 18, 2000.

         The foregoing description of the Overseas Securities Lender's Agreement does not purport to be complete and is qualified in its entirety by reference to the Overseas Securities Lender's Agreement, which is incorporated herein by reference as Exhibit E to this Statement.

         From time to time, each of the Reporting Persons may lend securities, including the Shares, to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends

                                                             Page 12 of 74 Pages


during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.           Material to be Filed as Exhibits.

                       A. Power of Attorney, dated April 27, 2000, granted by Baker Coinvestors, L.P., Baker Coinvestors, LLC, Baker Partners, Mr. Baker and Ms. Leeds in favor of Baker Fund.

                       B. Joint Filing Agreement, dated April 27, 2000, by and among Baker Coinvestors, L.P., Baker Coinvestors, LLC, Baker Fund, Baker Partners, Mr. Baker and Ms. Leeds.

                       C. Form of Lock-up Agreement, dated April 16, 2000, by Baker Coinvestors, L.P., Baker Fund and Mr. Baker.

                       D. Form of Lock-up Agreement, dated April 14, 2000, by Baker Fund and one of the Limited Partnerships.

                       E. Form of Lock-up Agreement, dated April 18, 2000, by Mr. Baker.

                       F. Overseas Securities Lender's Agreement, dated April 19, 2000, between Morgan Stanley and Baker Fund.

                                                             Page 13 of 74 Pages




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 27, 2000
                              BAKER QSC COINVESTORS, L.P.


                              By:      Baker Communications Fund, L.P.
                                       Attorney-in-Fact

                                       By:      Baker Capital Partners, LLC
                                                Its General Partner


                                                By:   /S/ JOHN C. BAKER
                                                      --------------------------
                                                      John C. Baker
                                                      Manager


                              BAKER QSC COINVESTORS, L.P.


                              By:      Baker Communications Fund, L.P.
                                       Attorney-in-Fact

                                       By:      Baker Capital Partners, LLC
                                                Its General Partner


                                                By:   /S/ JOHN C. BAKER
                                                      --------------------------
                                                      John C. Baker
                                                      Manager


                              BAKER COMMUNICATIONS FUND, L.P.


                              By:      Baker Capital Partners, LLC
                                       Its General Partner


                                       By:   /S/ JOHN C. BAKER
                                             -----------------------------------
                                             John C. Baker
                                             Manager


                              BAKER CAPITAL PARTNERS, LLC


                                                By:   /S/ JOHN C. BAKER
                                                      --------------------------
                                                       John C. Baker
                                                       Manager

                                                             Page 14 of 74 Pages


                              JOHN C. BAKER


                              /S/ JOHN C. BAKER
                              __________________________________________________



                              ASHLEY LEEDS


                              /S/ ASHLEY LEEDS
                              __________________________________________________

                                                             Page 15 of 74 Pages




                                     ANNEX A

         The following is a list of all of the persons (other than Mr. Baker and Ms. Leeds) who serve as managers of Baker Partners.

Edward W. Scott
Lawrence Bettino
Henry Baker

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as a manager of Baker Partners, and each has a business address c/o Baker Capital Partners, LLC, 540 Madison Avenue, New York, NY 10022

         To the best of the Reporting Persons' knowledge:

          (a)         None of the above persons holds any Shares directly.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 16 of 74 Pages




                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              QS COMMUNICATIONS AG

                           Date of       Nature of     Number of
For the account of        Transaction   Transaction     Shares        Price

LIMITED PARTNERSHIPS       4/18/00       PURCHASE      3,203,171     EURO 13 /1/






/1/      Acquired in the Issuer's initial public offering.

         On April 7, 2000, Baker Fund transferred 20 shares of Series A Convertible Preferred Stock to one of the Limited Partnerships in exchange for
5.54 euros per share. Upon the Issuer's initial public offering, these shares automatically converted into Shares.

                                                             Page 17 of 74 Pages




                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------


A.       Power of  Attorney,  dated  April 28,  2000,  granted by
         Baker QSC Coinvestors, L.P., Baker QSC Coinvestors, LLC,
         Baker Capital  Partners,  LLC, Mr. John C. Baker and Ms.
         Ashley Leeds in favor of Baker Communications Fund, L.P.             18

B.       Joint Filing  Agreement,  dated April 28,  2000,  by and
         among   Baker   QSC   Coinvestors,   L.P.,   Baker   QSC
         Coinvestors, LLC, Baker Communications Fund, L.P., Baker
         Capital Partners,  LLC, Mr. John C. Baker and Ms. Ashley
         Leeds.                                                               20

C.       Form of Lock-up  Agreement,  dated  April 16,  2000,  by
         Baker QSC Coinvestors,  L.P., Baker Communications Fund,
         L.P.  and  Mr.  John  C.  Baker.                                     22

D.       Form of Lock-up  Agreement,  dated  April 14,  2000,  by
         Baker  Communications  Fund, L.P. and one of the Limited
         Partnerships.                                                        23

E.       Form of Lock-up Agreement,  dated April 18, 2000, by Mr.
         John C. Baker.                                                       25

F.       Overseas Securities Lender's Agreement,  dated April 19,
         2000, between Morgan Stanley & Co. International Limited
         and Baker Communications Fund, L.P.                                  27